

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>VIA FACSIMILE AND U.S. MAIL</u>

June 10, 2010

Mr. Gary DeMel
Chief Executive Officer
Newport Digital Technologies, Inc.
620 Newport Center Drive, Suite 570
Newport Beach, CA 92660

> **Re:** **Newport Digital Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 0-33251**

Dear Mr. DeMel:

We issued comments to you on the above captioned filings on March 2, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 17, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 17, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Yolanda Guobadia at 202-551-3562 if you have any questions.

Sincerely,

William H. Thompson
Accounting Branch Chief